David Lee

Creative Director KD New York
Bronx, New York, United States

Contact

www.linkedin.com/in/davidleekddidsinc (LinkedIn)
www.kdnewyork.com (Company)

Top Skills

Creative Direction
Apparel
Fashion

Summary

An experienced creative director and apparel manufacturing manager with over 30 years of experience in the professional dance community and apparel industry, creating ballet-inspired knitwear collections including RTW fashion, Yoga, Dancewear, Spa-wear and Fitness apparel. Co-Founder of KD dids Inc, his knitwear has a large celebrity following and has been used in Vogue, Elle, Marie Claire, Fitness and has made appearances in movies and television shows including "Black Swan", "Shall We Dance", NBC's "Smash".

Experience

KD New York

43 years

Creative Director
January 2000 - Present (23 years 2 months)
United States

President
1980 - Present (43 years)
NYC

KD dids Inc

President
1980 - April 2022 (42 years)